June 8, 2006

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  205049

Attention:  Amit Pande and Mike Volley

Dear Sirs:

Re:

Westsphere Asset Corporation, Inc.

Form 10-KSB for Fiscal Year End December 31, 2004

Filed April 15, 2005

File No. 0-32051

Further to your correspondence dated February 10, 2006 pertaining to the captionally noted we are answering the comments outlined following:

Financial Statements

General

Note 4 – Investments, page F-10

#1,2,3,4

TRAC P.O.S. PROCESSING INC.

Upon regulatory changes to the Canadian Bank Act the company reviewed the potential and impact and opportunities of Point of Sale (P.O.S.) transaction processing in Canada with the Corporation’s core subsidiary Vencash Capital Corporation.  As a result in January 2001 the Corporation provided original funding to TRAC P.O.S. Processing Inc.(“TRAC”) as a loan with the understanding that for every $10,000 of secured advancement Westsphere would purchase 1 share of TRAC for $1.00 CDN per share.

During this period the principals of TRAC sold share interests in TRAC to various shareholders at a price of $15,000.00 CDN as a corporate start up and over the next three years Westsphere purchased further incremental share positions in order to obtaining controlling interest in TRAC as per our filing 10KSB – Dec 31, 2005.

As disclosed in 10-KSB for Fiscal Year 2005 submitted April 26, 2006 the following overview:

TRAC POS PROCESSING INC.

TRAC POS Processing Inc., an Alberta Registered Corporation having its head office in Calgary, Alberta is a distributor and financial processor of "POS" (point of sale) terminals. Upon the incorporation of TRAC POS Processing Inc. on May 16, 2000, the Corporation held ownership of one (1%) percent of TRAC POS Processing Inc.

On January 5, 2001, the Corporation purchased four (4%) percent of TRAC POS Processing Inc. for ($4.00 CDN) from a non affiliated third party Mr. Joseph Bowser who with his family were the majority controlling shareholders of  TRAC POS Processing Inc.

On January 9, 2002 the Corporation entered into a share exchange agreement with Julie Melissa Bowser to exchange a total of 107,144 shares of the Corporation’s common stock in exchange for two (2%) percent interest in TRAC POS Processing Inc.

On January 9, 2002 the Corporation entered into a share exchange agreement with Christina Faye Bowser to exchange a total of 107,144 shares of the Corporation’s common stock in exchange for two (2%) percent interest in TRAC POS Processing Inc.

On January 15, 2002 the Corporation entered into a share purchase agreement with Cheryl Diane Bowser for ten (10%) percent of TRAC POS Processing Inc. for $47,028 ($75,000 CDN).

On March 1, 2002 Mr. Bowser was retained as the President of the Corporation’s wholly owned subsidiary Vencash Capital Corporation.

On May 15, 2002 the Corporation entered into a share purchase agreement with Cheryl Diane Bowser for ten (10%) percent of TRAC POS Processing Inc. for $48,133 ($75,000 CDN)

On May 15, 2002 the Corporation entered into a share exchange agreement with Cheryl Dianne Bowser to exchange a total of 642,864 shares at $0.04 pre share of the Corporation’s common stock in exchange for twelve (12%) percent interest in TRAC POS Processing Inc.

On May 15, 2002 the Corporation sold five (5%) percent of TRAC POS Processing Inc. the MBR Ventrure Corporation for $48,133 ( $75,000 CDN).  MBR Venture Corporation is a wholly owned Corporation of Bernd Reuscher, a Westsphere Asset Corporation, Inc. Director.

On July 2, 2004, the Corporation executed a share exchange agreement with a non affiliated third party TRAC shareholder, 3 Ocean Investment Corporation, to exchange a total of 2,437,500 shares at $0.04 per share of the Corporation’s common stock in exchange for a thirteen (13%) percent interest in TRAC POS Processing Inc.

Also on July 2, 2004, the Corporation executed a share exchange agreement with an affiliated TRAC shareholder, MBR Venture Corporation to exchange a total of 2,250,000 shares at $0.04 per share of the Corporation’s common stock in exchange for a twelve (12%) percent interest in TRAC POS Processing Inc.   MBR Venture Corporation is a wholly owned corporation controlled by Mr. Bernd Reuscher, who is a member of Westsphere’s Board of Directors.    This share exchange resulted Westsphere holding a 56% majority shareholder position in TRAC.  (See "-Business of TRAC POS Processing Inc." below.)

3. Determination of Fair Market Value

The following method was utilized by the Corporation to determine the fair market value of TRAC POS Processing Inc.

1.

Potential of the integration of our core business operations of Vencash Capital Corporation for marketplace competitiveness.

2.

Further development of vertical and horizontal corporate integrated product and systems related to card and transaction processing.

3.

Increased value of future and existing contracts and additional expansion of the TRAC Distribution system across Canada and to give added business and equipment footprint deployment.

4.

In order to obtain control of TRAC the Corporation was required to purchase the share positions of TRAC from non related third party TRAC shareholders at their cost.

The Corporation maintains the view that existing contracts and those developed since the change of control of TRAC are intangible assets, while the potential integration of POS processing and the integration with other corporate subsidiaries to be deemed intellectual property.  The Corporation realized at the time of purchasing controlling interest of TRAC that it would be deficient in on net present value examination but viewed our analysis of the future potential revenues to be developed as an overriding part of the fair market value determination.

4a. Impairment Loss

The auditor advised that based on existing performance as outlined in our 10KSB filings December 31, 2005 he deemed the impairment due to the uncertainty of the future corporate growth and uncertainty of the integrated value with other corporate subsidiaries therefore the write down of the impairment loss as reported.

The Corporations management and Board of Directors continue to view the development of TRAC and the integration and amalgamation of related business operations of its other corporate subsidiaries to be critical to the Corporations revenue development.

4b.  Determining the amount of impairment – As reported in 10KSB filing dated Dec. 31, 2005.

 Note 4 – Investments

“The company has acquired an interest in Trac TRAC P.O.S. Processing, Inc. (Trac POS) as part of its effort to expand its presence in point of sale processing. On January 22, 2002, the Company bought a 10% interest in Trac POS for $47,137. The purchase of the 10% interest was from a related party. The Company subsequently purchased an additional 26% interest in exchange for common stock, valued at $66,258 based on quoted market prices, which gives the Company a 36% interest in TRAC POS. During 2003, the Company settled debt in the amount of $50,965 by exchanging a 5% interest in Trac POS Processing, Inc. This reduced the Company’s holding in Trac POS Processing, Inc. to 31% of the outstanding shares of Trac POS Processing, Inc.

During July 2004, the Company purchased an additional 25% interest in Trac POS for 236,042 shares valued at $141,958 ($.60 per share) based on market value of the stock at the transaction date. This brought the Company’s ownership interest in Trac POS to 56%, which is a controlling interest, with a cumulative purchase cost of $244,502. For the year ended 2004, the company recorded the acquisition as a step purchase in accordance with ARB 51, and consolidated income for the year ended December 31, 2004 includes post acquisition income of the subsidiary for the year, and a minority interest was recorded for the income and equity of the subsidiary

Fair value of the assets acquired was determined by Fair value of the assets acquired was allocated as follows:

	Book value before purchase	Fair Value
Assets	$53,218	$53,218
Liabilities	(210,287)	(210,287)
Intellectual Property	—	593,679
Total	$(157,069)	$436,610
Purchase cost (56%)		$244,502

Pro-Forma results of operations as though the acquisition had taken place as the beginning of the period is as follows:

	As Reported	Adjustment for Trac POS Earnings	Pro-Forma
December 31, 2003 -
Revenue	2,841,509	273,400	3,114,909
Cost of sales	1,758,959	150,231	1,909,190
Administrative expenses	1,353,629	156,184	1,509,813
Non-operating income/expense	18230	(5,193)	13,037
Net income	(252,849)	(38,208)	(2,910,57)
December 31, 2004 -
Revenue	3,240,321	78,032	3,318,353
Cost of sales	1,965,627	60,735	2,026,362
Administrative expenses	1,770,489	6,508	1,776,997
Non-operating income/expense	(73501)	(1,075)	(74,576)
Net income	(569,296)	9,714	(559,582)

The Company has determined that the intellectual property acquired does not have a determinable useful life, and therefore is subject to review at least annually for impairment. At December 31, 2004, the Company evaluated the estimated future cash flows associated with the intellectual property of TRAC POS, and recorded an impairment loss of $491,205.”

The auditor advised that based on existing performance as outlined in our 10KSB filings December 31, 2005 he deemed the impairment due to the uncertainty of the future corporate growth and uncertainty of the integrated value with other corporate subsidiaries therefore the write down of the impairment loss as reported.

In connection with responding to your comments, we acknowledge that:

•

The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Immediately following this correspondence further response to your comments will be forthcoming.

Sincerely,

/s/ Douglas N. Mac Donald

Douglas N. Mac Donald, President & CEO

Westsphere Asset Corporation, Inc.

cc

Kim Law, CFO

Steve McCollom, External Auditor